FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 August 2011

HSBC TO SELL ITS CARD AND RETAIL SERVICES BUSINESS IN THE US
***HSBC to sell business at 8.75% premium to gross customer loan balances, resulting in consideration of US$32.7bn based on 30 June 2011 figures***
***HSBC's post-tax gain on sale estimated to be US$2.4bn based on 30 June 2011 figures***
***US remains a key market with an internationally focused business aligned with Group strategy***

The sale
HSBC, through its indirect, wholly owned subsidiaries, HSBC Finance Corporation, HSBC USA Inc., HSBC Technology and Services (USA) Inc. and other wholly owned affiliates, has agreed to sell its card and retail services business in the United States (the 'Business') to Capital One Financial Corporation ('Purchaser').

The Business to be sold is HSBC's monoline US credit card and private label credit card business comprising gross customer loan balances together with certain real estate and other assets and liabilities. Included in the sale are the Business's MasterCard, Visa, private label and other credit card operations. The products of the Business are offered throughout the United States primarily via strategic affinity and co-branding relationships, merchant relationships, direct mail and via the internet.All HSBC employees in the Business will be offered the opportunity to join the Purchaser.

As at 30 June 2011, the value of the gross assets of the Business was US$30.4bn, including US$29.6bn of gross customer loan balances. The unaudited profit before and after tax of the Business for the half year ended 30 June 2011 was US$1.0bn and US$0.6bn, respectively. The unaudited profit before tax of the Business for the financial years ended 31 December 2009 and 2010 was US$0.6bn and US$2.0bn, respectively. The unaudited profit after tax for the same periods was US$0.4bn and US$1.3bn, respectively.

The Business to be sold does not include HSBC Bank USA's US$1.1bn credit card programme. HSBC Bank USA will continue to offer credit cards to its customers.

The transaction is subject to various conditions including, among others, the receipt of applicable governmental and regulatory approvals.

Commenting on the transaction, Stuart Gulliver, HSBC Group Chief Executive, said: "This transaction continues the execution of the strategy we announced at our Investor Day on 11 May to focus our US business on the international needs of customers in Commercial Banking, Global Banking & Markets, Retail Banking and Wealth Management and onshore Global Private Banking. Although dilutive in the short term, this transaction will reduce Group risk-weighted assets by up to US$40bn which, together with an estimated post-tax gain on sale of US$2.4bn, will allow capital to be redeployed over time."

He added: "HSBC is pleased to be working with Capital One on this transaction, given its strong commitment to maintaining relationships with HSBC's customers, as well as its credit card and retail merchant partners. All our employees will be offered the opportunity to join Capital One and I would like to take this opportunity to thank the management team and employees for their dedication and wish them every success for the future."

HSBC and the Purchaser expect no immediate changes to HSBC card programmes and operations. HSBC customers will experience no change in service in the near term and should continue to use their cards in the same way they do today.

Reasons for the sale
At the HSBC Investor Day on 11 May 2011, it was announced that a strategic review of the Business was underway. The Business has performed strongly through the financial cycle but it is not aligned with HSBC Group strategy.

The sale of the Business and the recently announced disposal of 195 branches, primarily in upstate New York, are important steps in building an internationally focused business. The United States remains a key market aligned with HSBC's strategy.

Following these transactions, HSBC's US business will have a focus on international business through: (i) an expanding Commercial Banking franchise; (ii) Global Banking and Markets; (iii) a focused Retail Banking and Wealth Management business serving the needs of our Premier and other customers; and (iv) an onshore Private Banking business providing investment opportunities in emerging markets.

The sale agreement
An agreement for the sale of the Business was entered into on 10 August 2011 among each of HSBC Finance Corporation, HSBC USA Inc., HSBC Technology and Services (USA) Inc. and the Purchaser.

It is expected that closing of the transaction will take place in the first half of 2012.

Consideration
The consideration payable by the Purchaser to HSBC will be equal to the following and payable in cash except as mentioned below:

●	a premium equal to 8.75% of gross customer loan balances of the Business as at closing; plus
●	the face value as at closing of the gross customer loan balances of the Business which transfer to the Purchaser; plus
●
the aggregate value as at closing of all real estate which transfers to the Purchaser as determined by an independent appraiser, plus the aggregate net book values as at closing of certain other identified assets of the Business which transfer to the Purchaser; less the aggregate net book value as at closing of reward programme liabilities and other liabilities specifically assumed relating to the Business.

Based on figures as at 30 June 2011, the total consideration would be approximately US$32.7bn, including a premium of approximately US$2.6bn.

The consideration attributable to the premium may, at the option of the Purchaser, be paid in cash or a combination of cash and common stock (par value US$0.01 per share) of the Purchaser ('Consideration Shares'). Any portion of the consideration to be satisfied in Consideration Shares will be subject to a maximum value of US$750m determined by reference to a price per Consideration Share of US$39.23, which represents the average of the closing prices of the existing shares of the Purchaser on the New York Stock Exchange on 8 and 9 August. This would represent a maximum of approximately 19.1m Consideration Shares. To the extent that HSBC receives Consideration Shares in payment, the current intention is to sell the Consideration Shares when appropriate taking into account, among other things, prevailing market conditions.

The Consideration Shares will be received in a private placement with US SEC registration rights that will permit the shares (subject to customary exceptions) to be sold free of any restrictions under the US securities laws and to be approved for listing on the New York Stock Exchange.  HSBC is not subject to any lock-up agreement requiring it to hold the shares for any period after receipt.

The consideration will be paid on closing based on an estimated closing statement with adjustments made following closing based on agreed final closing statements. Based on the current portfolio of the Business, more than half of the customer loan balances subject to the transaction will require partner consent to transfer to the Purchaser. To the extent such consents are not obtained, these partner relationships and related customer loan balances will not transfer and corresponding adjustments will be made to the consideration to be paid by the Purchaser. The premium payable to HSBC by the Purchaser, however, will not be reduced if such consents are not obtained.

HSBC's Board of Directors believes the terms of the transaction are fair and reasonable and in the interests of shareholders as a whole. The aggregate consideration was arrived at after arm's length negotiations and having taken into account the value of the component elements of the Business and the reasons for the sale set out above.

Conditions and termination rights
The transaction is conditional upon the satisfaction or waiver of various conditions including, among others, the receipt of applicable governmental and regulatory approvals.

The sale agreement is subject to customary termination provisions and may be terminated by either party at any time after 10 May 2012 if the transaction has not completed on or by that date.

Financial impact of the transaction
It is estimated that the post-tax gain on sale based on 30 June 2011 figures and calculated on an IFRS basis would be approximately US$2.4bn, largely comprising the gross value of consideration less the carrying value of the assets less liabilities being transferred less tax.

Based on 30 June 2011 figures, it is estimated that the sale of the Business would reduce risk-weighted assets at an HSBC consolidated level by up to US$40bn under UK regulatory rules. Together with the post-tax gain on sale of approximately US$2.4bn, this would lead to an increase in the HSBC consolidated core tier 1 capital adequacy ratio as at 30 June 2011 of up to 60 basis points from 10.8% to 11.4%.

The proceeds received from the sale of the Business are expected to be used for the repayment of debt, capital redeployment subject to regulatory approval, and for other general corporate purposes.

By Order of the Board
R G Barber
Group Company Secretary

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
10 August 2011

Stock Code: 5

Information on HSBC
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

Information on the Purchaser
Capital One Financial Corporation (www.capitalone.com) is a diversified financial services holding company whose subsidiaries had US$126.1bn in deposits and US$199.8bn in total assets outstanding as of 30 June 2011. Headquartered in McLean, Virginia, Capital One offers a broad spectrum of financial products and services to consumers, small businesses and commercial clients. Capital One serves banking customers through approximately 1,000 branch locations primarily in New York, New Jersey, Texas, Louisiana, Maryland, Virginia and the District of Columbia. A Fortune 500 company, Capital One trades on the New York Stock Exchange under the symbol 'COF' and is included in the S&P 100 index

Miscellaneous
The transaction constitutes a Class 2 transaction for HSBC under the Listing Rules of the UK Financial Services Authority and a discloseable transaction for HSBC under the Hong Kong Listing Rules.

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, R A Fairhead†, A A Flockhart, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director

To the best of the knowledge, information and belief of the Directors of HSBC having made all reasonable enquiries, the Purchaser, a widely held New York Stock Exchange listed company, is a third party independent of HSBC and its connected persons (as defined under the Hong Kong Listing Rules).

HSBC continues to run-off its consumer lending and mortgage services business in the US; as at 30 June 2011, the customer loans and advances in these portfolios were US$53bn.

Forward-looking Statements
This announcement may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, the sale price, HSBC's and the Business's financial position, business strategy, plans and objectives for future operations. Words such as 'may', 'will', 'should', 'would', 'could', 'appears', 'believe', 'intends', 'expects', 'estimates', 'targeted', 'plans', 'anticipates', 'goal' and similar expressions and variations are intended to identify forward-looking statements but should not be considered as the only means through which these statements may be made. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, the timing of closing under the sale agreement or the failure of one or more of the conditions to closing to be satisfied, the performance of HSBC and the Business through the date of the closing, the performance by other parties of their obligations under the sale agreement, the receipt and timing of regulatory and third party consents to the transactions, the Purchaser's future share price, HSBC's potential inability to reallocate capital efficiently in or from the US and the level of partner consents ultimately obtained. These forward-looking statements speak only as of the date of this announcement and HSBC Holdings plc does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements (except as required by the rules of the UK Listing Authority and the London Stock Exchange or the Listing Rules of the Hong Kong Stock Exchange).

Notes:
(i)            'HSBC' means HSBC Holdings plc and its subsidiaries unless the context otherwise requires.
(ii)           All references to dollars or US$ are to United States dollars.

Media enquiries to:
Hong Kong
Ruth Naderer	+852 2822 4947	ruthnaderer@hsbc.com.hk
US
Robert Sherman	+1 212 525 6901	robert.a.sherman@us.hsbc.com
UK
Robert Bailhache	+44 (0)20 7992 5712	robert.bailhache@hsbc.com

Investor Relations enquiries to:
London
Alastair Brown	+44 (0)20 7992 1938	alastair.brown@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4398	hugh.pye@hsbc.com

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 10, August, 2011